Exhibit 17.1






December 22, 2005



Mr. David M. Chamberlain
Chairman and CEO
The Stride Rite Corporation
191 Spring Street
Lexington, MA 02421


Dear David,

As we recently discussed, given my significant work load at the Bank of New York as well as my other business and charitable commitments, I believe it is necessary for me to resign from the Board of Directors of The Stride Rite Corporation effective immediately prior to the next Annual Stockholder Meeting in early April 2006. I do not have any disagreements with The Stride Rite Corporation on any matter relating to its operations, policies or practices.

I have very much enjoyed my nearly seven years as a Director of The Stride Rite Corporation. I have been very impressed with the leadership you have provided to The Stride Rite Corporation, especially the development of an outstanding management team. I am pleased that The Stride Rite Corporation is performing well, and feel confident that the strategy the Board of Directors has followed should lead to continued success.

With warmest regards,

/s/ Bruce Van Saun

Bruce Van Saun